                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             APPLIED INNOVATION INC.
            --------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
            --------------------------------------------------------
                         (Title of Class of Securities)


                                   037916 10 3
            --------------------------------------------------------
                                 (CUSIP Number)


                            Curtis A. Loveland, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                               Columbus, OH 43215
                                 (614) 227-2004
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MAY 30, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box [ ]

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CUSIP No. 037916 10 3
Page 2 of 5


1.   Names of Reporting Persons: Gerard B. Moersdorf, Jr.
     S.S. or I.R.S. Identification No. of Above Persons (entities only):

2.   Check the Appropriate Box if a Member of a Group:

                  (a)      [ ]
                  (b)      [x]

3.   SEC Use Only:

4.   Source of Funds: N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [  ]

6.   Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power: 6,539,129 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 3,809,250 shares

10.  Shared Dispositive Power: 0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 6,539,129 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [x]  (see footnote * below)

13.  Percent of Class Represented by Amount in Row (11): 41.1%

14.  Type of Reporting Person: IN

* Gerard B. Moersdorf, Jr. expressly disclaims beneficial ownership of 2,543,716 shares held by his former spouse, Linda S. Moersdorf, and 1,063 shares held in Linda S. Moersdorf's IRA.

CUSIP No. 037916 10 3
Page 3 of 5


ITEM 1.   Security and Issuer

     This statement relates to the common shares, $.01 par value, of Applied Innovation Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 5800 Innovation Drive, Dublin, Ohio 43016.

ITEM 2.   Identity and Background

          (a) Name of Persons Filing: Gerard B. Moersdorf, Jr. (sometimes referred to as the "Reporting Person")
          (b)  Address of Principal Business Office, or, if none, Residence:
               5800 Innovation Drive, Dublin, Ohio 43215
          (c)  Present occupation: Chairman of the Board and Founder of Issuer
          (d)  Criminal convictions: Not applicable
          (e)  Civil proceedings: Not applicable
          (f)  Citizenship: Mr. Moersdorf, Jr. is a United States Citizen


ITEM 3.   Source and Amount of Funds or Other Consideration

     The Reporting Person acquired voting rights with respect to certain shares of the Issuer's common stock, $.01 par value (the "Common Stock"), which are currently held by his former spouse, Linda S. Moersdorf, pursuant to a certain Stock Transfer and Restriction Agreement, dated May 30, 2001, among the Reporting Person, Linda S. Moersdorf, and the Issuer (the "Stock Transfer Agreement").

     The Reporting Person also acquired voting rights with respect to certain shares of the Issuer's Common Stock via a certain Voting Trust Agreement, dated May 30, 2001, among Anna J. Moersdorf, Gerard B. Moersdorf III, and Emily C. Moersdorf (the "Moersdorf Children") by and through their parents and guardians Gerard B. Moersdorf, Jr. and Linda S. Moersdorf (the "Voting Trust Agreement").

     Both the Stock Transfer Agreement and the Voting Trust Agreement were approved as part of a final Decree of Dissolution of Marriage, dated May 30, 2001 (the "Dissolution Decree") between the Reporting Person and Linda
     S. Moersdorf. The Reporting Person used no funds in the acquisition of the voting power.

ITEM 4.   Purpose of Transaction

     A Separation Agreement entered into between Gerard B. Moersdorf, Jr. and Linda S. Moersdorf on March 13, 2001 and March 15, 2001, respectively, was approved as part of the Dissolution Decree. Subject to the Stock Transfer Agreement, the Reporting Person transferred the following amount of shares of the Issuer's Common Stock to Linda S. Moersdorf under the Separation
     Agreement:


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CUSIP No. 037916 10 3
Page 4 of 5


     -    1,750,000 shares (from Reporting Person's direct ownership); and
     -    1,063 shares (from Reporting Person's IRA).

     After the transfer of shares under the Stock Transfer Agreement, Reporting person had the power to dispose the following amount of shares of the Issuer's Common Stock:

     -    3,808,188 shares (held by Reporting Person directly)
     -    1,062 shares (held in Reporting Person's IRA)

     Pursuant to the terms of the Stock Transfer Agreement, Linda S. Moersdorf granted Reporting Person an irrevocable proxy to vote all shares of Issuer's Common Stock now owned or thereafter acquired by Linda S. Moersdorf. Such irrevocable proxy shall only terminate (i) at such time as Reporting Person is no longer a director of Issuer; (ii) with respect to shares sold under permitted sales pursuant to the Stock Transfer Agreement; and (iii) if the Stock Transfer and Restriction Agreement terminates according to its terms. As of May 30, 2001, Gerard B. Moersdorf, Jr. has the right to vote the following shares held by Linda S. Moersdorf:

     -    2,543,716 shares held by Linda S. Moersdorf directly; and
     -    1,063 shares held in Linda S. Moersdorf's IRA.

     Pursuant to the terms of the Voting Trust Agreement, the Moersdorf Children collectively deposited 185,100 shares of the Issuer's Common Stock into the Voting Trust. Reporting Person is the Trustee of the Voting Trust and has the right to vote 185,100 shares held in the Voting Trust.

ITEM 5.   Interest in Securities of the Issuer

     (a) Reporting Person beneficially owns 6,539,129 shares of the Issuer's Common Stock, representing 41.1% of the Issuer's outstanding Common Stock.

     (b) Reporting Person has sole power to vote 6,539,129 shares of the Issuer's Common Stock and has the sole power to dispose of 3,809,250 shares of the Issuer's Common Stock.

     (c) Reporting Person has had no other transactions in the Issuer's Common Stock in the last sixty days.

     (d)  N/A.

     (e)  N/A.

CUSIP No. 037916 10 3
Page 5 of 5


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See Item 4 "Purpose of the Transaction."

ITEM 7.   Material to Be Filed as Exhibits

     Exhibit 1. Stock Transfer and Restriction Agreement by and among Gerard B. Moersdorf, Jr., Linda S. Moersdorf, and Applied Innovation Inc., dated May 30, 2001.

     Exhibit 2. Voting Trust Agreement by and among Anna J. Moersdorf, Gerard B. Moersdorf III, and Emily C. Moersdorf by and through their parents and guardians Gerard B. Moersdorf, Jr. and Linda S. Moersdorf, dated May 30, 2001.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  June 11, 2001                  By: /s/ Gerard B. Moersdorf, Jr.
                                           -----------------------------
                                           Gerard B. Moersdorf, Jr.

                                                                       EXHIBIT 1



                    STOCK TRANSFER AND RESTRICTION AGREEMENT


     This Agreement is made as of the 30th day of May, 2001 by and among Gerard
B. Moersdorf, Jr. (the "Transferor"), Linda S. Moersdorf (the "Transferee"), and Applied Innovation Inc., a Delaware corporation (the "Company").

                                    RECITALS

     A. Transferee currently owns 793,716 shares of common stock of the Company evidenced by the certificates listed on Exhibit A hereto (the "Current Shares"), which shares, in addition to the Restricted Shares, shall be subject to the terms of this Agreement.

     B. In connection with the property settlement made in conjunction with the termination of the marriage of Transferor and Transferee, Transferor has agreed to transfer 1,750,000 shares of common stock of the Company to Transferee (the "Restricted Shares").

     C. Transferor, Transferee and the Company desire to express their agreement with respect to certain limitations on the actions which may be taken by Transferee with respect to the Restricted Shares and the Current Shares.

                                    AGREEMENT

     1. TRANSFER OF RESTRICTED SHARES. Subject to the terms and conditions of this Agreement, Transferor hereby sells, assigns and transfers unto Transferee the Restricted Shares. Transferor represents and warrants to Transferee that he is the legal, beneficial and record owner of the Restricted Shares and holds the Restricted Shares free and clear of any pledge, lien, security interest or other encumbrance; and such shares are not subject to any other agreement, proxy or restriction on transferability, voting, purchase or redemption.

     2. CURRENT SHARES TRADABLE IN PUBLIC MARKET TRANSACTIONS. The Current Shares will be tradable by Transferee only in public market sales pursuant to the manner of sale provisions, volume limitations, notice, and any other applicable provisions of Rule 144 of the Securities Act of 1933, as amended ("Rule 144") and any other applicable securities laws and rules. Even if Transferee shall in the future not be subject to Rule 144, the Current Shares can only be sold in compliance with the provisions of Rule 144 (other than the filing of a Form 144). No private sales or transfers of the Current Shares are permitted except with the prior written consent of Transferor, except to or for the benefit of the children of Transferee or charitable organizations (as described in sections 170(c), 2055(a) and 2522(a) of the Internal Revenue Code of 1986, as amended) for tax and/or estate planning purposes, so long as such shares remain subject to this Agreement and such transferees execute such documents as Transferor may request to evidence that such shares remain subject to this Agreement.

     3. RESTRICTIONS ON RESTRICTED SHARES. While this Agreement remains in effect, Transferee shall not sell, assign, or otherwise transfer any Restricted Shares, except (i) to or for the benefit of the children of Transferee or charitable organizations (as described in sections 170(c), 2055(a) and 2522(a) of the Internal Revenue Code of 1986, as amended) for tax and/or estate planning purposes, so long as such shares remain subject to the Agreement, including, but not limited to, this Section 3 and its subsections, and such transferees execute such documents as Transferor may request to evidence that such shares remain subject to this Agreement, and (ii) except as specifically permitted hereunder. Transferee shall also be subject to the following restrictions with respect to the taking of certain other actions with respect to the Restricted Shares.

     3.1 PRIOR SALE OF CURRENT SHARES REQUIRED. Before any of the Restricted Shares may be sold or transferred, Transferee must have first sold all of the Current Shares in transactions permitted by Section 2 hereof.

     3.2 QUARTERLY SALES BY TRANSFEREE. If the requirements of Section 3.1 hereof are satisfied, Transferee may sell up to 100,000 of the Restricted Shares in any calendar quarter in public market sales and in accordance with the manner of sale provisions of Rule 144 without regard to the restrictions described below, subject only to compliance with Rule 144 and other applicable securities laws.

     3.3 ADDITIONAL SALES BY TRANSFEREE. Any additional sales of the Restricted Shares over and above the sale of 100,000 shares per quarter permitted under
Section 3.2 hereof shall be subject to a right of first refusal provided for in
Section 3.4 hereof and the subsequent restrictions provided for in Sections 3.5 hereof.

     3.4 RIGHT OF FIRST REFUSAL. Transferor and the Company will have a right of first refusal on the Transferee's proposed sale of additional shares as provided in Section 3.3 (the "Right of First Refusal"), subject to the notice and elections provided for in this Section 3.4. Transferee must give written notice to Transferor and to the Company each time Transferee desires to sell Restricted Shares in excess of the sale of shares permitted in Section 3.2 above. Such written notice must state the number of shares proposed for sale, the timing of the sale, and if not a public market sale, the proposed buyer and the terms of the sale ("Notice of Proposed Sale"). Transferor shall have the first right, and the Company shall have the second right, to purchase any or all of the offered shares by giving written notice to Transferee within three business days of receipt of the Notice of Proposed Sale, that they exercise their right to purchase. Any shares to be so purchased by Transferor and/or the Company shall be purchased for cash at a price per share equal to the average of the high and low prices of the stock on the date of Transferee's written notice, payable at a closing 30 calendar days after the date of Transferee's Notice of Proposed Sale. Failure of either of the Transferor or the Company to timely provide Transferee with the requisite written notification of such party's election to exercise such party's right to purchase all but not less than all of the shares so offered shall constitute a waiver of such right.

     3.5 SUBSEQUENT RESTRICTIONS ON SALE OF SHARES NOT PURCHASED PURSUANT TO RIGHT OF FIRST REFUSAL. Transferee may sell any of the Restricted Shares which Transferor and/or the Company do not agree to purchase pursuant to the Right of First Refusal in Section 3.4 above, for a period of 30 days after the termination of the Right of First Refusal (if the shares are not sold by Transferee in such 30 day period, then the shares will again be subject to the Right of First Refusal notice and process prescribed in Section 3.4 hereof), subject to the following restrictions:

     (i) No more than an aggregate additional 400,000 Restricted Shares may be sold by way of the Right of First Refusal procedure of Section 3.4 or by way of this Section 3.5 in any 12 month period.

     (ii) Except as provided in (iii) below, sales of such Restricted Shares may be made only in compliance with the manner of sale provisions set forth in Rule 144 (whether or not the sale of the Restricted Shares is subject thereto) and to the other provisions of Rule 144 if and to the extent such provisions are applicable.

     (iii) Sales of such Restricted Shares not made in compliance with the manner of sale provisions of Rule 144 shall be made only to any Qualified Institutional Buyer (QIB), defined as any person who would be eligible, under Rule 13d-1(b)(1) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), if such persons owned 5% or more of the Company's outstanding shares of common stock, to file reports of beneficial ownership on Schedule 13G as prescribed by the Securities and Exchanged Commission ("SEC"), because such person both (a) is acquiring the shares in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b); and (b) is (i) a broker or dealer registered under Section 15 of the Exchange Act,, (ii) a bank as defined in Section 3(a)(6) of the Exchange Act, (iii) an insurance company as defined in Section 3(a)(19) of the Exchange Act, (iv) an investment company registered under Section 8 of the Investment Company Act of 1940, or (v) an investment advisor registered under
           Section 203 of the Investment Advisers Act of 1940.

     4. PURCHASES. So long as this Agreement is in effect, Transferee may not purchase shares of the Company's capital stock without the prior written consent of Transferor.

     5. SOLICITATION OF PROXY AND OTHER MATTERS.

        (i) SOLICITATION OF PROXIES - Transferee will not solicit proxies from the Company's stockholders in opposition to any recommendation of the Company's Board of Directors.

        (ii) TAKEOVER BIDS - Transferee will not initiate or participate in any group which proposes, without the support of the Company's Board of Directors, any change in the control of the Company, whether by tender offer, merger, or otherwise. In any event, Transferee may, herself, make such an offer or proposal to the Company's Board of Directors; provided, however, that any such offer or proposal by Transferee shall be made on a strictly confidential basis and shall not be publicly disclosed without the prior consent of the Company's Board of Directors.

     6. IRREVOCABLE PROXY.

        (a) The Transferee agrees to, and hereby grants to Transferor an irrevocable proxy (the "Proxy") pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of stock of the Company now owned or hereafter acquired by the Transferee as fully, to the same extent and with the same effect as the transferee might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation.

        (b) The Transferee hereby affirms that this Proxy is given as a condition of this Agreement and the transfer contained herein and as such is coupled with an interest and is irrevocable.

        (c) This Proxy shall commence on the date hereof and continue in force until such time as Transferor is no longer serving as a member of the Board of Directors of the Company, unless sooner terminated as provided in Section 9 of this Agreement or upon permitted sales of shares hereunder.

     7. LEGEND. The certificates representing the Restricted Shares and the Current Shares beneficially owned by Transferee shall bear the following legend:

        THE SHARES OF COMMON STOCK REPRESENTED BY THIS
        CERTIFICATE ARE SUBJECT TO A STOCK TRANSFER AND
        RESTRICTION AGREEMENT DATED MAY 30, 2001, IMPOSING
        CERTAIN TRANSFER AND OTHER RESTRICTIONS ON THE
        HOLDER OF SUCH SHARES.

Transferee shall deliver the Current Shares to the Company to have this legend affixed to all such shares. The Certificate representing the Restricted Shares shall be delivered to the Transferee with the legend affixed. Notwithstanding the foregoing legend requirements, Transferor and the Company shall timely and promptly take all actions that are reasonable and necessary to facilitate permitted sale transactions by Transferee.

     Except for private sales or transfers to children of Transferee as permitted under Section 2 of this Agreement, certificates issued to purchasers of Current Shares or Restricted Shares purchased in accordance with this Agreement shall be issued free of any such legend or other restriction on transfer imposed pursuant to this Agreement.

     8. NOTICE OF THE COMPANY'S REPURCHASE PROGRAMS. If the Company adopts a stock repurchase program, the Company will give Transferee notice thereof, and Transferee may contact the Company to attempt to negotiate a sale of some or all of her Company shares to the Company.

     9. TERMINATION. This Agreement and the restrictions imposed hereby will terminate at the first time that Transferee shall beneficially own less than 3.5% of the outstanding common shares of the Company.

     10. GOVERNING LAW; JURISDICTION AND VENUE. This Agreement shall be governed by and interpreted in accordance with the law of the State of Ohio, without reference to its choice of law rules. The parties agree that jurisdiction and venue in any action brought pursuant to this Agreement to enforce its terms or otherwise shall properly lie in either the United States District Court for the Southern District of Ohio, Eastern Division, Columbus, Ohio, or the Court of Common Pleas of Franklin County, Ohio. Such jurisdiction and venue is exclusive, except that a party hereto may bring suit in any jurisdiction and venue to seek an injunction or order to stop a transfer of shares in violation of this Agreement.

     11. ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective estates, heirs, legal representatives, successors, and assigns; provided, however, that no assignment of any rights or obligations shall be made by any party hereto without the written consent of each other party hereto; and provided, further, that no restrictions on Current Shares or Restricted Shares imposed hereunder shall be applicable to any shares with are sold or transferred in accordance with the terms of this Agreement except for shares sold or transferred to the children of Transferee or charitable organizations (as described in sections 170(c), 2055(a) and 2522(a) of the Internal Revenue Code of 1986, as amended) in accordance with
Section 2 or Section 3 of this Agreement.

     12. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to be given if sent by a reputable overnight courier service for next business day delivery, or otherwise personally delivered and receipted therefor, and addressed as follows (or at such other address as may be specified by notice given pursuant hereto):

          (a)  If to Transferor:

               Gerard B. Moersdorf, Jr.
               1900 Strathshire Hall Road
               Powell, OH 43065


          (b)  If to Transferee:

               Linda S. Moersdorf
               7091 Oakstream Court
               Columbus, Oh 43235


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


          (c)  If to the Company:

               Applied Innovation Inc.
               5800 Innovation Drive
               Dublin, Ohio 43016
               Attention:  Chief Financial Officer

               with a copy to:

               PORTER, WRIGHT, MORRIS & ARTHUR LLP
               41 S. High Street
               Columbus,  OH   43215
               Attn.:  Curtis A. Loveland, Esq.


     13. CAPTIONS. The captions at the beginning of the several sections of this Agreement are not a part of the context hereof, but have been inserted to assist in locating and reading those sections. They shall be ignored in construing this Agreement.

     14. SEVERABILITY. In case any one or more of the provisions contained in this Agreement is held to be invalid, illegal, or unenforceable in any respect for any reason, such invalidity, illegality, or unenforceability shall not affect any other provisions hereof. It is the intention of the parties that if any provision is held to be invalid, illegal, or unenforceable, there shall be added in lieu thereof a valid and enforceable provision as similar in terms to such provision as is possible.

     15. DUPLICATE ORIGINALS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be a duplicate original, and all counterparts taken together shall constitute duplicate originals of one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


TRANSFEREE:                        TRANSFEROR:


/s/ Linda S. Moersdorf             /s/ Gerard B. Moersdorf, Jr.
-----------------------------      ---------------------------------------------
Linda S. Moersdorf                 Gerard B. Moersdorf, Jr.


                                   APPLIED INNOVATION INC.


                                   By: /s/ Michael P. Keegan
                                       -----------------------------------------
                                   Its: Vice President & Chief Financial Officer
                                        ----------------------------------------

                                        Exhibit A to Stock Restriction Agreement
                  by and among Gerard B. Moersdorf, Jr., Linda S. Moersdorf, and
                                                         Applied Innovation Inc.




             Current Shares of Applied Innovation Inc. Common Stock
                     Owned in the Name of Linda S. Moersdorf


                  CERTIFICATE NUMBER                    NUMBER OF SHARES
                  ------------------                    ----------------

                         4815                                 2,500
                         4816                               124,286
                         5352                                63,393
                         8159                               190,179
                        12368                                18,000
                        12867                               380,358
                        12887                                15,000

                                                                       EXHIBIT 2




                             VOTING TRUST AGREEMENT


     This is an Agreement entered into on May 30, 2001, among Anna J. Moersdorf, Gerard B. Moersdorf III, and Emily C. Moersdorf (the "Stockholders") by and through their parents and guardians Gerard B. Moersdorf, Jr. and Linda S. Moersdorf, regarding the common shares of Applied Innovation Inc., a Delaware corporation (herein called the "Company") beneficially owned by the Stockholders, and Gerard B. Moersdorf, Jr., as voting trustee (herein called the "Trustee").


                             STATEMENT OF AGREEMENT

     In consideration of the mutual promises set forth in this Agreement, the Stockholders and Trustee agree as follows:

     1. DEPOSIT OF SHARES. Immediately following the commencement of the term of this Agreement as provided in Section 10, each Stockholder shall deposit with the Trustee the certificate or certificates for the number of common shares of the Company set forth on Exhibit A to this Agreement, together with proper assignment or assignments thereof in blank or to the Trustee. Upon the exercise of any option, warrant or other right to purchase common shares held by any Stockholder on the date of this Agreement, such Stockholder shall immediately deposit with the Trustee any certificate(s) received upon exercise of such option, warrant or other right, together with proper assignment or assignments thereof in blank or to the Trustee, and the common shares evidenced by such certificates shall in all respects become subject to the terms of this Agreement.

     2. VOTING TRUST CERTIFICATE. The Trustee shall deliver a voting trust certificate or certificates in substantially the form of Exhibit B attached hereto to each holder of common shares of the Company who has delivered stock certificates, and assignments of them, to the Trustee pursuant to this Agreement, for the number of shares represented by those stock certificates.

     3. TRANSFERS OF CERTIFICATES. A Voting Trust Certificate shall be transferable only on the books of the Trustee by the registered holder of the Certificate in person or by attorney upon surrender of the Certificate properly endorsed. Any transfers so made shall vest in the transferee all rights and interest of the transferor in the Voting Trust Certificate transferred and under this Agreement. The Trustee shall promptly deliver to the transferee a Voting Trust Certificate for the same number of common shares of the company as are represented by the Voting Trust Certificate so transferred. Until such transfer, the Trustee and the Company may treat the registered holder of a Voting Trust Certificate as the owner thereof for all purposes.

     4. LOST CERTIFICATES. The holder of a Voting Trust Certificate shall immediately notify the Trustee of any loss, destruction or mutilation of the Certificate, and the Trustee in his discretion may cause a new Certificate to be issued for the same number of shares, upon surrender of the mutilated Certificate, or, in case of loss or destruction of the Certificate, upon satisfactory proof of such loss or destruction, and the giving of a bond in such form and amount, and with such sureties, as the Trustee may require.

     5. RIGHTS AND POWERS OF TRUSTEE. Title to all common shares of the Company deposited under this Agreement shall be vested in the Trustee and may be transferred to the Trustee, or to its nominee or nominees, on the books of the Company. As holder of these shares, the Trustee assumes no liability as a stockholder, its interest in the shares and under this Agreement being that of a trustee only. The Trustee, with respect to all shares so held by him, shall possess and be entitled to exercise all rights of common stockholders of every kind including, but not limited to, the right to vote such shares and to take part in, or consent in writing or otherwise to, any corporate or stockholders' action, including the adoption of any amended (or amendment to) the Certificate of Incorporation and the By-laws of the Company, the mortgage of, or the granting of a security interest in, its assets or any part thereof, the issuance of bonds or other obligations, consolidation or merger with any other corporation, the sale, exchange or other disposition of all or any part of the Company's properties and assets, changes in the number of directors, reclassification of the Company's shares, increases or decreases in the number of shares, and the dissolution of the Company, all upon such terms and conditions and under such circumstances as it in its unrestricted discretion may from time to time determine, and to do or perform any other act or thing which the common stockholders of the Company are now or may hereafter be entitled to do or perform, including the receipt of dividends and distributions on said shares. It is expressly understood and agreed that the holders of Voting Trust Certificates shall not have any right, either under the Voting Trust Certificates or under this Agreement, or under any agreement express or implied, or otherwise, with respect to any shares held by the Trustee under this Agreement, to vote such shares or to take part in or consent to any corporate or stockholders' action, or to do or perform any other act or thing which common stockholders of the Company are now or may hereafter become entitled to do or perform.

     6. NO TRANSFER OR ENCUMBRANCE. The Trustee shall not sell, grant a security interest in, place any lien or charge upon, or otherwise transfer the shares, or any interest in the shares, of the Company subject to this Agreement.

     7. DIVIDENDS. The registered holder of each Voting Trust Certificate shall be entitled, until distribution of the shares represented by the Certificate, to receive from time to time payments equal to the dividends, if any, except dividends payable in voting stock of the Company, received by the Trustee on the shares represented by the Voting Trust Certificate. However, the Trustee, in his discretion, from time to time, instead of receiving and distributing any such dividend or distribution declared on the shares subject to this Agreement, may authorize the Company to make payment thereof directly to the registered holders of the outstanding Voting Trust Certificates.

     8. SHARE DIVIDENDS. If the Trustee receives any share certificates of the Company for shares having voting rights issued by way of dividends or distributions on shares held by him under this Agreement, the Trustee shall hold such shares subject to the terms of this Agreement and shall issue Voting Trust Certificates representing such share certificates to those entitled thereto. If the Trustee receives any share certificates of the Company for shares having no voting rights issued by way of dividends or distributions on shares held by him under this Agreement or otherwise, the Trustee shall distribute such shares to those entitled thereto.

     9. REORGANIZATION. If the Company reclassifies its shares, sells all or substantially all of its assets, or consolidates or merges with another corporation, the shares into which the shares then on deposit under this Agreement are reclassified and any shares issued in exchange or substitution for the shares then on deposit under this Agreement upon a sale of assets, merger or consolidation, if voting shares, shall become subject to the terms and conditions of this Agreement as if such shares had been originally deposited under this Agreement.

     10. TERM AND TERMINATION. The term of this Voting Trust shall commence on the date hereof, and continue in force for a period of ten (10) years, unless terminated in accordance with this Section 10. This Agreement, at any time, may be voluntarily terminated by the Trustee as to all or any one of the Stockholders and as to all or a portion of such Stockholders' individual shares. Written notice of such termination shall be mailed by the Trustee to the applicable holder(s) of Voting Trust Certificates at the address last furnished to the Trustee. The notice shall provide for the time and manner of delivery of certificates for shares of stock of the Company upon surrender of Voting Trust Certificates.

     11. DISTRIBUTION ON TERMINATION. Upon the termination of this Agreement as herein provided, the Trustee shall distribute the shares of the Company held by him under this Agreement to each registered holder of Voting Trust Certificates upon surrender by him of his Voting Trust Certificate accompanied, if required by the Trustee, by properly executed transfers thereof to the Trustee. Each Certificate holder shall be entitled to receive certificates for shares of the Company, properly endorsed to him or her or in blank, for the number of shares specified in the Voting Trust Certificates surrendered by him or her. In lieu of this procedure, the Trustee may deposit with any trust company doing business in the City of Columbus, Ohio, share certificates, properly endorsed in blank, for the number of shares of the Company represented by each of the Voting Trust Certificates outstanding, with authority in writing to the trust company to deliver those share certificates in exchange for Voting Trust Certificates when and as surrendered for exchange and give not less than ten days' advance written notice of this action to the Voting Trust Certificate holders; upon compliance with this procedure, all obligations of the Trustee to deliver share certificates in exchange for Voting Trust Certificates, and all other obligations of the Trustee under this Agreement, shall terminate.

     12. ACTIONS AFTER TERMINATION. At any annual or special meeting of the stockholders of the Company held subsequently to the termination of this Voting Trust, the Trustee may, but shall not be required to, vote any shares of the Company then standing in his name on the books of the Company and deliverable to the holders of Voting Trust Certificates who shall not have presented their certificates for exchange for share certificates, with like effect as if this Voting Trust had not been terminated.

     13. AUTHORITY OF TRUSTEE. The Trustee may adopt his own rules of procedure. In all matters it may act through its duly authorized officers, or by proxy given to any other person or persons. The Trustee may sign waivers and consents for any action with or without a meeting. In all cases the shares deposited under this Agreement shall be voted as a unit.

     14. RELATED PARTIES. The Trustee may act as a director or officer of the Company, may vote for himself as such, may contract with the Company or be or become pecuniarily interested in any matter or transaction to which the Company may be a party or in which in any way it may be concerned to the same extent as if he were not affiliated with the Trustee, may be interested in the shares of, or otherwise interested in, the Company, and may be the holder of, or interested in, Voting Trust Certificates issued under this Agreement.

     15. AMENDMENT. If at any time the Trustee deems it desirable to amend this Agreement in any respect, he shall submit such amendment to the holders of Voting Trust Certificates for their approval at a meeting of such holders called for that purpose. At least ten (10) days' written notice of such meeting shall be given to each holder of Voting Trust Certificates issued under this Agreement. Notice of any meeting shall be mailed to each Voting Trust Certificate holder at the last address furnished to the Trustee by that holder. The notice shall state that the purpose of the meeting is to consider the amendment of this Agreement and shall be accompanied by a copy of the proposed amendment. If at such meeting the proposed amendment or any modification thereof is approved by the vote of the holders of the outstanding Voting Trust Certificates representing at least a majority of the shares subject to this Agreement, a certificate to that effect shall be made and verified by the Secretary at such meeting and filed with the Trustee. Upon such approval and the filing of the certificate, the proposed amendment or modification thereof shall become a part of this Agreement with the same effect as if originally incorporated herein.

     16. CONSTRUCTION. The Trustee is authorized to construe this Agreement, and a construction made in good faith by him or by reputable counsel of his own choosing shall be conclusive and binding on all holders of Voting Trust Certificates, and on all other interested parties. The Trustee shall not be liable for any act or failure to act, error of judgment or mistake of law or fact, or otherwise under this Agreement, except that the Trustee shall be liable for his own willful neglect or misconduct.

     17. MISCELLANEOUS.

     (a) The term "Trustee," as used in this Agreement and in the Voting Trust Certificates, shall apply to the Trustee named in this Agreement. Notwithstanding the foregoing, upon the death, disability or incapacity of the Trustee, Stockholders acknowledge and agree that such Trustee's executor, guardian or legal representative, as the case may be, shall appoint a replacement reasonably believed by such person as capable of carrying out the duties and performing the obligations of the Trustee hereunder within thirty
(30) days.

     (b) "Common shares" or "voting stock" of the Company shall be deemed to include and apply to any shares of the Company or its successors which have general voting power or which may be issued in exchange for, in place of, or in multiplication or consolidation of, the presently outstanding common shares of the Company.

     (c) Words in the masculine in this Agreement shall be interpreted as including the feminine and neuter and words in the singular as including the plural.

     (d) The invalidity or non-enforceability of any term or provision of this Agreement or of the Voting Trust Certificates shall in no way impair or affect the other provisions thereof, which shall remain in full force and effect.

     (e) This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original.

     (f) This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to conflict of law principles.



                      [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the Trustee and the Stockholders have signed this Agreement as of the day and year first above mentioned.


                                       TRUSTEE:


                                       /s/ Gerard B. Moersdorf, Jr.
                                       -----------------------------------------
                                       Gerard B. Moersdorf, Jr.


                                       STOCKHOLDERS

                                       ANNA J. MOERSDORF, A MINOR


                                       By: /s/ Linda S. Moersdorf
                                          --------------------------------------
                                          Linda S. Moersdorf, Parent and
                                             Guardian


                                       By: /s/ Gerard B. Moersdorf, Jr.
                                          --------------------------------------
                                          Gerard B. Moersdorf, Jr., Parent
                                             and Guardian


                                       GERARD B. MOERSDORF III, A MINOR


                                       By: /s/ Linda S. Moersdorf
                                          --------------------------------------
                                          Linda S. Moersdorf, Parent and
                                             Guardian


                                       By: /s/ Gerard B. Moersdorf, Jr.
                                          --------------------------------------
                                          Gerard B. Moersdorf, Jr., Parent
                                             and Guardian


                                       EMILY C. MOERSDORF, A MINOR


                                       By: /s/ Linda S. Moersdorf
                                          --------------------------------------
                                          Linda S. Moersdorf, Parent and
                                             Guardian


                                       By: /s/ Gerard B. Moersdorf, Jr.
                                          --------------------------------------
                                          Gerard B. Moersdorf, Jr., Parent
                                             and Guardian

EXHIBIT A


                  SCHEDULE OF SHARES DEPOSITED IN VOTING TRUST


--------------------------------------------------------------------------------------------------------------------
                 NAME                               CERTIFICATE NO.                       NUMBER OF SHARES

--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               12761                                   100
--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               12676                                   100
--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               12522                                   100
--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               12297                                   100
--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               11985                                   100
--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               10882                                 30,100
--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               10144                                   100
--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               8152                                  15,000
--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               5345                                   5,000
--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               4818                                   5,000
--------------------------------------------------------------------------------------------------------------------
            Anna Moersdorf                               4817                                   5,000
--------------------------------------------------------------------------------------------------------------------
   Gerard B. Moersdorf Cust. Anna J.                     10886                                   700
           Moersdorf UTMA OH
--------------------------------------------------------------------------------------------------------------------
   Gerard B. Moersdorf Cust. Anna J.                     8157                                    350
           Moersdorf UTMA OH
--------------------------------------------------------------------------------------------------------------------
   Gerard B. Moersdorf Cust. Anna J.                     7746                                    100
           Moersdorf UTMA OH
--------------------------------------------------------------------------------------------------------------------
   Gerard B. Moersdorf Cust. Anna J.                     7745                                    100
           Moersdorf UTMA OH
--------------------------------------------------------------------------------------------------------------------
   Gerard B. Moersdorf Cust. Anna J.                     5350                                    50
           Moersdorf UTMA OH
--------------------------------------------------------------------------------------------------------------------
   Gerard B. Moersdorf Cust. Anna J.                     5122                                    100
           Moersdorf UTMA OH
--------------------------------------------------------------------------------------------------------------------

TOTAL OF SHARES DEPOSITED FOR ANNA MOERSDORF:  62,100


--------------------------------------------------------------------------------------------------------------------
                 NAME                               CERTIFICATE NO.                       NUMBER OF SHARES

--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              12762                                   100
--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              12677                                   100
--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              12523                                   100
--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              12298                                   100
--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              11986                                   100
--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              10883                                 30,100
--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              10145                                   100
--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              8153                                  15,000
--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              5346                                   5,000
--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              4820                                   5,000
--------------------------------------------------------------------------------------------------------------------
            Emily Moersdorf                              4819                                   5,000
--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                 NAME                               CERTIFICATE NO.                       NUMBER OF SHARES

--------------------------------------------------------------------------------------------------------------------
  Gerard B. Moersdorf Cust. Emily C.                     10887                                   300
           Moersdorf UTMA OH
--------------------------------------------------------------------------------------------------------------------
  Gerard B. Moersdorf Cust. Emily C.                     8158                                    150
           Moersdorf UTMA OH
--------------------------------------------------------------------------------------------------------------------
  Gerard B. Moersdorf Cust. Emily C.                     5351                                    50
           Moersdorf UTMA OH
--------------------------------------------------------------------------------------------------------------------
  Gerard B. Moersdorf Cust. Emily C.                     5123                                    100
           Moersdorf UTMA OH
--------------------------------------------------------------------------------------------------------------------

TOTAL OF SHARES DEPOSITED FOR EMILY MOERSDORF:  61,300



--------------------------------------------------------------------------------------------------------------------
                 NAME                               CERTIFICATE NO.                       NUMBER OF SHARES

--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            12759                                   100
--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            12675                                   100
--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            12521                                   100
--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            12296                                   100
--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            11984                                   100
--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            10884                                 30,100
--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            10143                                   100
--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            8154                                  15,000
--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            5347                                   5,000
--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            4814                                   5,000
--------------------------------------------------------------------------------------------------------------------
         Gerard Moersdorf III                            4813                                   5,000
--------------------------------------------------------------------------------------------------------------------
   Gerard Moersdorf Cust. Gerard B.                      12865                                   100
         Moersdorf III UTMA OH
--------------------------------------------------------------------------------------------------------------------
   Gerard Moersdorf Cust. Gerard B.                      10885                                   500
         Moersdorf III UTMA OH
--------------------------------------------------------------------------------------------------------------------
   Gerard Moersdorf Cust. Gerard B.                      8156                                    250
         Moersdorf III UTMA OH
--------------------------------------------------------------------------------------------------------------------
   Gerard Moersdorf Cust. Gerard B.                      5349                                    50
         Moersdorf III UTMA OH
--------------------------------------------------------------------------------------------------------------------
   Gerard Moersdorf Cust. Gerard B.                      5121                                    100
         Moersdorf III UTMA OH
--------------------------------------------------------------------------------------------------------------------

TOTAL OF SHARES DEPOSITED FOR GERARD MOERSDORF III:  61,700

                                    EXHIBIT B

No._____                                                            _____ Shares


                             APPLIED INNOVATION INC.

                            VOTING TRUST CERTIFICATE

                                  COMMON SHARES


     This certifies that upon any termination of the Voting Trust Agreement described below and upon the surrender of this Certificate, accompanied, if required by the Voting Trustee, by a properly executed assignment to them of this Certificate, [STOCKHOLDER NAME] shall be entitled to receive a certificate or certificates for [NUMBER OF SHARES] common shares of Applied Innovation Inc. a Delaware corporation (the "Company"). Prior to termination of the Voting Trust Agreement, [STOCKHOLDER NAME] shall be entitled to receive payments equal to the dividends and distributions, if any, collected by the Trustee upon a like number of common shares. The Trustee, with respect to said common shares, shall be entitled to exercise all rights of common stockholders of the Company of every kind, including, without limitation, the rights to vote such shares, to take part in, or consent in writing or otherwise to, any corporate or stockholders' action, including each matter set forth in the Voting Trust Agreement, all upon such terms and conditions and under such circumstances as the Trustee in its unrestricted discretion may from time to time determine, and to do and perform any other act or thing which the common stockholders of the Company are now or may hereafter be entitled to do or perform, it being expressly stipulated that no right to vote such shares or to take part in or consent to any corporate or stockholders' action or to do or perform any such other act or thing, is conferred by or under this Certificate, or by or under any agreement, express or implied, or by any facts or circumstances relating to its issue, upon the holder of this Certificate.

     This Certificate is issued under and pursuant to, and the rights of the holder of this Certificate are subject to and limited by, the terms and conditions of a certain Voting Trust Agreement dated [_________ __, 2001], among certain holders of common shares of the Company and Gerard B. Moersdorf, Jr., as Trustee.

     This Certificate is transferable only on the books of the Trustee by the registered holder hereof in person or by attorney, upon surrender of the Certificate properly endorsed. Until so transferred, the Trustee and the Company may treat the registered holder as the owner hereof for all purposes.

     IN WITNESS WHEREOF, the Trustee has caused this Certificate to be executed by a duly authorized officer, this _____ day of ___________________, 2001.


                                       TRUSTEE:


                                       ----------------------------------------
                                       Gerard B. Moersdorf, Jr..





                                   ASSIGNMENT


     For Value Received, the undersigned hereby sells, assigns and transfers to ____________ the within Certificate and all rights and interests represented thereby and does hereby irrevocably constitute and appoint __________________ his attorney to transfer this Certificate on the books of the Trustee.

Dated
      -------------------

                                        ----------------------------------------
                                        Signature


                                        ----------------------------------------
                                        [Print Name]



                                      B-2